NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange (the 'NYSE' or the 'Exchange') hereby notifies the Securities and Exchange Commission (the 'Commission') of its intention to remove the Common Stock of Rite Aid Corporation (the "Company") from listing and registration on the Exchange at the opening of business on November 13, 2023, pursuant to the provisions of Rule 12d2-2(b) because, in the opinion of the Exchange, the Common Stock is no longer suitable for continued listing and trading on the Exchange. The Exchange reached its decision that the Company's Common Stock is no longer suitable for listing pursuant to Listed Company Manual Section 802.01D after the Company's October 16, 2023 disclosure that the Company has filed voluntary petitions to commence proceedings under chapter 11 of title 11 of the United States Code in the United States Bankruptcy Court for the District of New Jersey. In reaching its delisting determination, the NYSE noted that the restructuring term sheet contemplates that the Company's equity holders are expected to receive no recovery. On October 16, 2023, the Exchange determined that the Common Stock of the Company should be suspended from trading and directed the preparation and filing with the Commission of this application for the removal of the Common Stock from listing and registration on the NYSE. The Company was notified on October 16, 2023. The Company had a right to appeal to a Committee of the Board of Directors of the Exchange (the 'Committee') the determination to delist the Common Stock, provided it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of the delisting determination. The Company did not file such request within the specified period. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application have been satisfied.